Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

October 28, 2008

Jennifer R. Hardy
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Response to Comment Letter Dated September 18, 2008 CRC Crystal Research Corporation File No.: 333-151309 File No.: 000-52472

Dear Ms. Hardy:

In conjunction with the Comment letter dated September 18, 2008 here are CRC Crystal Research Corporations responses to the Comments from the Commission:

Comment 1	We have made the change disclosing that the offering will be at a fixed price.

Comment 2	We have disclosed that we are a public reporting company and that this is an initial public offering. We have also stated that there is no public market for the shares currently.

Comment 3	We have disclosed that this is a resale transaction and that the shares will be sold by the selling shareholders.

Comment 4
We have included the following language with respect to Comment Number 4:

The 2,394,605 common shares being registered were issued as a result of a combination of  exemptions pursuant to the Securities Act of 1933, specifically Regulation D, Rule 504, Regulation D, Rule 505, Section 4(2), and Section 4(2), Rule 701.  Under Section 4(2), Rule 701 shares were issued for services, specifically for accounting, bookkeeping, consulting, and legal services.  Under Section 4(2) the Company sold shares to individuals capable of bearing the risk of loss of their investments, so called sophisticated investors.  Finally, the Company engaged in two private offerings since inception, one under Regulation D, Rule 504, and another under Regulation D, Rule 505.  None of the shares issued possess any registration rights.  The Company entered into these various transactions in order to raise funds sufficient to maintain Company operations and for continuing research and development.

Comment 5	We have removed Mr. Boris Pandelisev’s shares from the registration.

Comment 6	We have included the following information in the footnotes of the table:

(3)	Arizona Department of Commerce’s Director is Marco A. Lopez, Jr. Arizona Department of Commerce acquired its shares through acquisition of Arizona Technology Venture Fund.

(4)	The individual exercising voting power with respect to Capital Group Advisors common shares is David Van Vort.

(5)	Timothy DeVries is the Managing General Partner of Norwest Equity Partners and they acquired ownership of the shares in question through partial acquisition of Arizona Technology Venture Fund.

(6)	John M. Williams, Jr., is the President of Salt River Project Commercial Credit, and the shares were acquired through partial acquisition of Arizona Technology Venture Fund.

(7)	Todd Stevens is the Managing Director of Wasatch Venture Fund and the shares were acquired through partial acquisition of Arizona Technology Venture Fund.

Comment 7	This information has been clarified and the section under “The sales price to the public may be” was deleted.

Comment 8	The Regulation M disclosures with regard to the selling shareholders has been included.

Comment 9	The Section was revised and portions deleted to reflect a resale transaction and not a self-underwritten offering.

Comment 10	We have deleted the last sentence indemnifying the selling security holders.

Comment 11
We have added the following language in response to the comment:

Furthermore, in a paper by Antonio C. Pastor, "METHOD OF GROWING METAL HALIDE AND CHALCOGENIDE CRYSTALS FOR USE IN INFRARED WINDOWS", Patent No.: 4,251,315, February 17, 1981. Assigned to Hughes Aircraft Company, Pastor indicates the space requirement for plate growth is at least 36 times less than that for the standard Bridgman-Stockbarger method.

Initially the company intends to address the scintillation material and scintillation detector products using our patents that preclude others from duplicating our work. Alkali halide, rare earth and semiconductor scintillators will be addressed. CRC’s patented process provides for low cost higher quality crystals and crystal products and detectors. The initial space of 3000-5000 sq.ft based on Pastor’s analysis is equivalent to at least 108,000-180,000 sq. ft and the total capital need associated with the space, equipment and personnel is close to 200 times less than what would be need by the conventional Bridgman method.

Our patents for advanced scintillator devices gives another advantage that will be beneficial to the growing Homeland Security applications, energy applications, medical imaging and many other applications that include but are not limited to beer and beverage industry, automotive industry, and other.

Comment 12
We have added the following language in response to the comment:

The source raw material for CRC’s products may or may not be the same for different products. For instance, Mallinckrodt Chemical manufactures a variety of specialty chemicals for sales to clients in various industry segments. The production of sodium iodide based scintillator consists of melting pure grade sodium iodide powder made by Mallinckrodt Chemical and growing crystal out of it. To our knowledge there is no shortage of sodium iodide and the raw material can be purchased from many sources around the globe. The gas atmosphere in the crystal grower is either Nitrogen or Argon. Many gas companies such as Air Products, Air Liquide and other gas companies offer an abundant choice of gasses, including Nitrogen and Argon.

MEMC, Sumitomo Metal, and other offer high purity silicon feed material for our silicon/silicon alloy product lines, Chemetall produces high quality Cesium Iodide powder, Tanumal Chemical from Oklahoma, Stella from Japan, Sérigraphie Richford Inc. from Canada, and others offer calcium Fluoride powder. CRC has over 500 lb of Calcium fluoride powder and.  There is no shortage of calcium fluoride powder used to make calcium fluoride crystals. Furthermore, CRC intends to produce high purity starting materials or further purify materials offered by others for its production

To our knowledge there is no shortage of materials that would impede our initial and/or continued production.

Comment 13
We have added the following explanation to address this comment:

Laboratory verification verifies the viability of equipment, technique or process. Process modeling is computer analysis of the process. It is commonly used to understand any process, including crystal growth equipment design and crystal growth process.

Comment 14
We have answered the comment with the following:

When $500,000 is raised $50,000 is paid to SCT, Inc. The funds will be used for research and development of new technologies, and/or refinement of the already patented technologies now part of CRC.

All licensing fees are shown as part of the production cost of the products based on those patents.

Comment 15	We have revised the disclosure regarding total losses from inception through December 31, 2007 and have revised the figure to $1,643,459 and have made the changes necessary throughout the document.

Comment 16
We have made the following changes in response to this comment:

As of June 30, 2008, we had net losses since inception of $1,643,459. Our continuation as a going concern is dependent upon our ability to attain profitable operations and generate revenues or raise equity capital or borrowings sufficient to meet current and future obligations. Our management plans to raise equity financings of approximately $2,000,000 over the next twelve months to finance operations, but there is no guarantee that we will be able to raise this money to fund our business plan.

Comment 16 - continued

Results of Operations for Six Months Ended June 30, 2008 and for the Period from March 22, 1993 (Date of Inception) to June 30, 2008

We incurred a net loss of $1,643,459 since March 22, 1993 (date of inception) to June 30, 2008. As of June 30, 2008 we had a working capital deficiency of $60,662.

For the six months ended June 30, 2008, we incurred a net loss of $59,606 compared to $29,110 for the same period in 2007.

Lack of Revenues

Since March 22, 1993 (date of inception) to June 30, 2008, we have not yet generated any revenues. At this time, our ability to generate any significant revenues continues to be uncertain. The auditor's report on our December 31, 2007 financial statements contains an additional explanatory paragraph which identifies issues that raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Expenses

Total expenses for the quarterly period ended June 30, 2008 were $45,317, compared to total expenses of $20,570 for the quarterly period ended March 31, 2007. Our total expenses from March 22, 1993 (date of inception) to June 30, 2008 were $1,739,430 and consisted of $459,599 in consulting and management fees, $ 198,931 impairment in manufacturing equipment, $649,136 in general and administrative fees, $331,459 in Research and Development, and $100,305 in professional fees.

Our general and administrative expenses increased by $2,906 from $38,080 for the three months ended June 30, 2007 to $40,986 for the period ending June 30, 2008. Our administrative expenses consist of office supplies, travel expenses, rent, communication expenses (cellular, internet, fax, telephone), office maintenance, bookkeeping, courier and postage costs and office equipment.

Our professional fees of $11,550 for the six months ended June 30, 2008 consisted primarily of legal, accounting and auditing fees. For the same period in 2007, our professional fees were $27,168. The increase in professional fees is due to additional legal and auditing services provided.

Results of Operations for the year ended December 31, 2007

We incurred a net loss of $63,206 for the fiscal year ended December 31, 2007compared to a net loss of $130,799 for the fiscal year ended December 31, 2006. The decrease in the loss was due primarily to having completely impaired certain assets during 2006 and a decrease in consulting expenses, general and administrative expenses and professional fees. We have generated a total comprehensive loss since inception of $1,643,459.  Due to our continued losses and lack of revenues there is substantial doubt about our ability to continue as a going concern.

Lack of Revenues

We have not yet generated any revenues. At this time, our ability to generate any significant revenues continues to be uncertain. The auditor's report on our December 31, 2007 financial statements contains an additional explanatory paragraph which identifies issues that raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Expenses

Total expenses for the year ended December 31, 2007 were $63,206 compared to total expenses of $130,799 for the year ended December 31, 2006. The expenses for the year ended December 31, 2007 included $33,763 in consulting and management fees, an increase of $20,041 from the year ended December 31, 2006. These consulting fees related mainly to the development of our marketing strategies, and fees related to assisting us in locating and acquiring new technologies. In Fiscal 2007 we also incurred general and administrative expenses of $29,443.

Comment 17
We have added the following information:

We do not have any debt or long-term commitments and believe we can maintain our current level of operations through shareholder loans for the next couple of years; however, this level of financing is insufficient to produce revenue generating products.  We need to raise a minimum of $500,000 to have the ability to produce revenue generating products.  We continue to seek financing, but there are no guarantees that we will be able to do so.  On September 24, 2008, the Company entered into a bridge loan agreement with Connor & Kirk Capital, LLC, wherein Connor & Kirk shall purchase from the Company 5,500,000 common shares of the Company valued at $0.55 in exchange for $500,000.  The Stock-Purchase Agreement is only effective when the Company is approved for trading and becomes public.

Comment 18	We have revised the table accordingly as follows:

Summary Compensation Table

										All Other
		Annual Compensation			Long Term Compensation					Compensation $	Total $
					Awards				Payout(s)

Name
and				Other	Restricted		Securities
Principal				Annual	Stock		Underlying		LTIP
Position	Year	Salary	Bonus	Compensation	Award(s)		Options/SARs		Payouts
		$	$	$	$		(#)		$
Kiril A.	2008	170,000	0	0	5,500	(1)	0		0	0	175,500
Pandelisev,	2007	0	0	0	5,500				0		5,500
CEO	2006	0	0	0	232,000	(2)	101,175	(3)	0		333,175

Charles J.	2008	130,000	0	0	5,500		0		0	0	135,500
Searock	2007	0	0	0	0		0		0	0	0
President	2006	0	0	0	0		0		0	0	0

Don Meyers	2008	120,000	0	0	0		0		0	0	120,000
CFO	2007	0	0	0	0		0		0	0	0
	2006	0	0	0	0		0		0	0	0

Dr. Don	2008	0	0	0	5,500		0		0	0	5,500
Jackson	2007	0	0	0	0		0		0	0	0
Director	2006	0	0	0	0		0		0	0	0

Alexander	2008	0	0	0	5,500		0		0	0	5,500
Ostrogorsky	2007	0	0	0	0		0		0	0	0
Director	2006	0	0	0	0		0		0	0	0

Dr. Shariar	2008	0	0	0	5,500		0		0	0	5,500
Motakef	2007	0	0	0	0		0		0	0	0
Director	2006	0	0	0	0		0		0	0	0

		420,000	0	0	273,900		101,175		0	0	795,075

Comment 18 - continued

(1)
Officers and Directors of the Company have been issued 110,000 restricted shares of common stock valued at $0.05 per share for a total of $5,500.00.  Kiril Pandelisev, Charles Searock, Dr. Don Jackson, Alexander Ostrogorsky, and Dr. Shariar Motakef have all received restricted stock awards of 110,000 shares at $0.05 per share for 2008.  Dr. Kiril Pandelisev received an additional 110,000 restricted shares for 2007 also at the price of $0.05 per share.

(2)	On June 10, 2006 the Company issued 5,800,000 common shares at $0.04 per share to Dr. Kiril Pandelisev in satisfaction of an indebtedness of $232,000 from the Company to Dr. Pandelisev.

(3)
On June 10, 2006 the Company issued 400,000 shares of common stock to Dr. Pandelisev as a result of his exercise of an option to purchase the shares at $0.25 per share, or $100,000.  The purchase price was paid by the cancellation of indebtedness from the Company to Dr. Pandelisev in an equal amount.  Also on June 10, 2006, 469,844 shares of common stock to Dr. Pandelisev as a result of his exercise of an option to purchase such shares at $0.0025 per share, or $1,175.  The purchase price was paid by the cancellation of indebtedness from the Company to Dr. Pandelisev in an equal amount.

Comment 19	We have revised the Director Compensation Table as follows:

DIRECTOR COMPENSATION

Name				Non-Equity	Change In	All	Total
and				Incentive	Pension Value	Other
Principal	Fees Earned	Stock	Option	Plan	And Nonqua-	Compensation
Position	Paid In Cash	Awards	Awards	Compensation	Lified Deferred
					Compensation
					Earnings

Kiril A.	170,000	110,000	0	0	0	0	$175,500
Pandelisev,
CEO

Charles J.	130,000	110,000	0	0	0	0	$135,500
Searock President

Don Meyers	120,000	0		0	0	0	$120,000
CFO

Dr. Don	0	110,000	0	0	0	0	$5,500
Jackson
Director

Alexander	0	110,000	0	0	0	0	$5,500
Ostrogorsky
Director

Dr. Shariar	0	110,000	0	0	0	0	$5,500
Motakef Director

Comment 20
We have added the following information:

The terms of the License agreement also obligates the Company to pay all the patent filing and maintenance fees associated with all the patents held and new patents developed by SCT, Inc.  The agreement also grants to the Company exclusive rights to use any patents and patent improvements developed by either SCT or the Company during the license period.

During the year ended December 31, 2007 the actual costs paid by a related party on behalf of the Company is $18,000 for legal fees associated with patent improvement and maintenance related to the license agreement.

During the six months ended June 30, 2008 the Company paid and additional $7,070 in patent maintenance fees.

As of June 30, 2008 no payments have been made directly to SCT in the last two fiscal years as part of the License Agreement.

Comment 21
The following information was added with regard to the loans from Mr. Pandelisev to the Company:

Loans from Kiril A. Pandelisev

During the fiscal year ended December 31, 2005, the Company received loans from the Company’s sole officer and director, and its majority shareholder.  As of December 31, 2005, the Company was indebted to the CEO in the amount of $176,665.

During the fiscal year ended December 31, 2006, the Company received loans from the CEO in the amount of $17,327.

The loans made by the CEO to the Company in 2005 and 2006 were used to fund general and administrative expenses of the Company.  The loans were not evidenced by a note, were unsecured, did not bear interest and were payable on demand.

On June 10, 2006, the CEO utilized the amount due him by the Company to pay the exercise price under warrants held by him (see below).

Employment Agreement with the CEO

The Company was a party to an Employment Agreement with its CEO dated March 31, 1997.  The Employment Agreement provided that the CEO was entitled to base compensation of $120,000 per year, among other provisions.  The Employment Agreement terminated by its terms on March 31, 2002.

As of December 31, 2005 the Company had accrued $799,182 in deferred salary under an Employment Agreement with the CEO.

As of December 31, 2005, the CEO agreed to forgive any claim for $660,000 of the accrual compensation, and as a result the Company recorded a contribution to capital in that amount in fiscal 2005.  As a result of the forgiveness, the balance owed to CEO at December 31, 2005 for accrued compensation was $139,182 accrued salary.

Comment 21 - continued

Satisfaction of Amounts Due the CEO

On June 10, 2006, the CEO agreed to satisfy the amounts due him for accrued compensation under his Employment Agreement and for loans he had made the Company by exercising his options in the Company and converting the balance of the indebtedness into additional shares of common stock.

As of June 10, 2006, the CEO held options to purchase 400,000 shares of common stock at $0.25 per share, and options to purchase 469,844 shares of common stock at $0.0025 per share.  The aggregate exercise price under both options was $101,175.  The CEO applied $101,175 of the indebtedness due him by the Company to the exercise price under the options, which resulted in him acquiring 869,844 shares of common stock.

After exercising the options, the balance owed to the CEO was $232,000, which was converted into 5,800,000 shares of common stock at $0.04 per share.

Comment 22
We note that you included your loss on sale of asset in other income (expense).  In the future filings please classify this loss in operating income as required by paragraph 45 of SFAS 144.

Response:  Because we have restated our filings we have adjusted the fillings as recommended and reclassified the loss as an operating expense rather than an other expense.

Comment 23
Please tell us how you determined that your contributed capital should be included as an adjustment to reconcile net (loss) to cash instead of as a non-cash activity.  It appears that the cancellation of amounts owed to related parties did not affect either your statement of operations or your cash flows for the corresponding period.  Please cite the accounting literature used to support your conclusion.

Response:  FAS 95-28 requires that when the indirect method of reporting cash flows is used that Net Income(Loss) must be reconciled by removing all non-cash items included in Net Income(Loss).  The inception-to-date loss includes the $660,000 salary expense that was accrued in prior periods and written-off as contributed capital in 2005, which must be removed from net loss to reconcile cash.  Before restatement we had also included a reduction to net (loss) of $230,000 for expired loans that were written to contributed capital.  With the restatement the Company recorded a gain for the write-off of these loans in operations thereby effectively removing the $230,000 from the net inception-to-date loss accordingly no adjustment to net loss needs to be made for that gain.

Comment 24
We have read your response to comment 58 from our letter dated June 27, 2008.  Please revise your earnings per share accounting policy here and on page F-20 to disclose that your common stock purchase warrants outstanding could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented.  Refer to paragraphs 13 and 40(c) of SFAS 128.  Please also revise your statements of operations for all periods presented to indicate that the figures disclosed in the line item “number of shares outstanding” represent both the amount of basic and diluted weighted average shares outstanding for each period presented.

Response:  We have made the requested changes.

Comment 25
We have read your response to comment 60 from our letter dated June 27, 2008.  Please disclose the method of estimating the fair value of your crystal growth and material purification assets that were acquired for 627,821 common shares as required by paragraph 64(c) and 65 of SFAS 123R.  Please also tell us what consideration you gave to EITF 96-18 in accounting for equity instruments that are issued for good and services.

Response:  The fair value of the assets used is $627,821 which is the actual costs incurred by the predecessor related party in the manufacture and purchase of these assets.  The assets are custom made.  No impairment was taken because there is not a reasonable basis upon which to take impairment.  We estimate that to replace these assets today the costs would most likely be greater.  The predecessor related party agreed to accept 627,821 shares in return for those assets.

Because no public market currently exists for our stock we determined that the actual cost of the assets is a more reliable statement of fair value than an estimated price per share for the stock.

We consider this a related-party transaction therefore EITF 96-18 does not apply.  Dr. Kiril Pandelisev holds the controlling interest in the predecessor company (SCT, LLC) and the Company.  These assets were developed for the specific purpose for which the Company purchased them.

Comment 26
Please tell us how you calculated your weighted average number of shares outstanding for the periods presented.  It is unclear how your weighted average shares outstanding for the three months ended June 30, 2008 was 12,327,449 given that you disclosed that you had 12,955,277 outstanding shares as of March 31, 2008.  Please revise or advise accordingly.

Response:  We use a calculator that multiplies the number of shares outstanding by the number of days they are outstanding, it totals those weights and divides the total by the total days in the period being reported.  We recalculated the weighted average number of shares for the reporting period and found that an error was made.  We have revised the financials accordingly.

Comment 27
Please tell us how you determined that your issuance of 627,821 shares of common stock to purchase manufacturing equipment resulted in an investing cash outflow instead of a non-cash activity in the six months ended June 30, 2008.  Please also tell us how the common stock issued for this asset purchase resulted in a financing cash infow instead of a non-cash activity for the six months ended June 30, 2008.  Please cite the accounting literature used to support your conclusion.  It appears that the issuance of common stock for manufacturing equipment did not affect cash flows in the periods presented.

Response:  We have revised our statements to correctly report the non-cash activity.

Comment 28
Please disclose here (F-20) and on page F-22 the number of warrants outstanding for the purchase of common stock as of June 30, 2008.  Please also disclose the amount of research and development costs incurred during the six months ended June 30, 2008.  Your current disclosures include only the figures as of and for the years ended December 31, 2007 and 2006.  Please revise accordingly.

Response:  The recommended revisions have been made.

Comment 29
Please revise to provide the necessary disclosures as of and for the six months ended June 30, 2008.  Your current disclosures are focused solely on the amounts as of and for the years ended December 31, 2007 and 2006.

Response:  The recommended revisions have been made.

Comment 30
Some of the pronouncements described in your footnote were required to be adopted during the six month period ended June 30, 2008.  Please revise to disclose the actual impact the adoption of these standards had on your financial statements, instead of describing the expected impact.

Response:  The recommended revisions have been made.

Comment 31
We have made the following change to the S-1 with regard to this comment:

The Company has since inception issued shares to investors through several private offerings under Regulation D, Rule 504, and Regulation D, Rule 505.  Other shares were issued pursuant to the exemption offered under Section 4(2), and Section 4(2), Rule 701.

Comment 32	We have changed the exhibits to 10.1, 10.2, and 10.3.

Comment 33	The legal opinion was changed to reflect the correct price.

Comment 34	The MD7A section of the Form 10-KSB for December 31, 2007 was amended to reflect the correct information.

Comment 35
Please amend your Form 10KSB/A to provide a comprehensively detailed footnote that discusses your restatements.  A clearer presentation would include financial tables presenting the amount as reported and as restated with the adjustments shown as reconciling items for all line items.  Your disclosure should also include the impact on all financial statements including your balance sheets, statements of operations, statements of stockholders’deficit and statements of cash flows for all periods affected.  Refer to paragraphs 25 and 26 of SFAS 154.

Response:  The recommended revisions have been made.

Comment 36
Please revise your disclosure in future filing to state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures..  Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:  The recommended revisions have been made.

Comment 37
We note that you did not discuss the impact of the restatement on your disclosure controls and procedures.  Please amend your Form 10-KSB/A to appropriately update your Item 8A disclosures to include the following:

•	A discussion of the restatement and the fact and circumstances surrounding it,
•	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures,
•	Changes to internal controls over financial reporting, and
•	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to present future misstatements of a similar nature

Refer to Items 307 and 308(c) of Regulation S-B.  Please also tell us how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures disclosed in your Form 10-Qs for the periods ended March 31, 2008 and June 30, 2008.  Please amend your Form 10Qs for these periods as well, if necessary.

Response:  We have added the following discussion as response to both this comment and comment 36:

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing ad maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 (Exchange Act) as a process designed by or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that is in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in  accordance with authorizations of our management and directors: and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Comment 37 - continued

Management assessed the effectiveness of the Company’s Internal Control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in this Internal Control-Integrated Framework.

Base on our assessment, we believe that, as of December 31, 2007 our internal control over financial reporting was ineffective.

The determination of ineffective internal control over financial reporting is primarily due to a lack of separation of duties and accounting staff.  Our entire financial management is comprised of one individual.  It is impossible to create a system of checks and balances with oversight in this circumstance.  The lack of separation of duties and accounting staff has resulted in several restatements of our financial statements.  This is primarily due to the fact that we did not dedicate the proper resources to researching some complex accounting issue that arose during reporting period.  It is management’s intention to bring additional people into the management team.  Once there are more members of management, responsibilities can be divided and oversight roles created.  This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007.  Based on their evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective.

Our conclusion was based on (1) our lack of systematic accounting and disclosure procedures, (2) the lack of development of our IT systems, (3) the lack of hiring and development of new personnel and (4) the number of adjustments identified by our independent auditors during the course of their review.  We attribute all of the identified weaknesses to the formative stage of our organizational development.  We currently lack the personnel resources to ensure that our disclosure controls and procedures are adequate.  We intend to address the procedural and control issues by adding more formalized accounting procedures and accounting staff.

Change in Internal Control over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the foregoing we have resubmitted our Form S-1, the Form 10-KSB for December 31, 2007, the Form 10-Q for the quarter ended March 31, 2008, and the Form 10-Q for the quarter ended June 30, 2008.  We look forward to hearing back from the Commission with regard to our changes.  Thank you.

Sincerely,

/s/ Joseph Pittera

Joseph Pittera